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                                             Filed by: OSI Pharmaceuticals, Inc.
      Pursuant to Rule 425 under the Securities Exchange Act of 1933, as amended
                                            Subject Company: Cell Pathways, Inc.
                                                   Commission File No.: 00024889
                             Agreement and Plan of Merger filed as an exhibit to
                                             Form 8-K filed on February 11, 2003

   This filing relates to the proposed merger (the "Merger") whereby OSI Pharmaceuticals, Inc ("OSI") has agreed to acquire Cell Pathways, Inc. ("Cell Pathways") pursuant to the terms of an Agreement and Plan of Merger, dated as of February 7, 2003 (the "Merger Agreement"), by and among OSI, CP Merger Corporation and Cell Pathways.

   The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by OSI today, February 11, 2003, and is incorporated by reference into this filing.

INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

   In connection with the proposed Merger, OSI will file with the SEC a registration statement on Form S-4. The registration statement will include a proxy statement of Cell Pathways for a meeting of its stockholders to consider and vote upon the proposed merger. The registration statement will also serve as a prospectus of OSI with respect to the shares of OSI to be distributed to stockholders of Cell Pathways in the proposed transaction. OSI and Cell Pathways will file the proxy statement/prospectus with the SEC as soon as practicable. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER TRANSACTION, WHEN IT BECOMES AVAILABLE, AND ANY OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OSI, CELL PATHWAYS, THE MERGER AND RELATED MATTERS.

    Investors and security holders will be able to obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by OSI at the SEC's web site at http://www.sec.gov. In addition, you may obtain documents filed with the SEC by OSI free of charge by requesting them in writing from OSI Pharmaceuticals, Inc., 58 South Service Road, Suite 110, Melville, New York 11747, Attention: Investor Relations, telephone: (631) 962-2000.